Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class C ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class C ordinary share entitles the holder to exercise eight votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol NIO.

NIO Inc.

(A company controlled through weighted voting rights and
incorporated in the Cayman Islands with limited liability)

(Stock Code: 9866)

POLL RESULTS OF THE 2025 ANNUAL GENERAL MEETING

We wish to announce that the proposed resolution set out in our notice of the annual general meeting dated May 23, 2025 was duly passed at our annual general meeting held on June 25, 2025.

By order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, June 25, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Bin Li as the chairman, Mr. Lihong Qin as the director, Mr. Eddy Georges Skaf and Mr. Nicholas Paul Collins as the non-executive directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee, Ms. Yu Long and Mr. Yonggang Wen as the independent directors.